UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing

    Your Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2009 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.

San Antonio, Texas

June 22, 2010

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Net Assets Available for Benefits

Year Ended December 31, 2009

	2009	2008
Assets

Investments – at fair value	$277,838,791	$172,878,869

Receivables:
Employer contribution	4,190,796	3,675,981
Other	8,417	2,639

Total receivables	4,199,213	3,678,620

Total assets	282,038,004	176,557,489

Liabilities

Benefit claims payable	6,222	492
Excess contributions payable	90,749	90,722
Expenses payable	7,493	62,895

Total liabilities	104,464	154,109

Net assets reflecting all investments at fair value	281,933,540	176,403,380

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	395,016	1,045,931

Net assets available for benefits	$282,328,556	$177,449,311

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:
Contributions:
Employee	$50,305,031
Employer	4,241,499
Rollovers	991,347

Total contributions	55,537,877

Investment income:
Net appreciation in fair value of investments	62,471,519
Dividends and interest	5,823,412

Total additions	123,832,808

Deductions from net assets attributed to:
Benefits paid to participants	16,774,434
Administrative expenses	2,179,129

Total deductions	18,953,563

Net increase	104,879,245

Net assets available for benefits at beginning of year	177,449,311

Net assets available for benefits at end of year	$282,328,556

Notes to financial statements form an integral part of this statement.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed one hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute up to 100% of pretax compensation as defined in the Plan up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning January 1, 2007, the Plan was amended to begin automatically enrolling eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution, as determined by the Board of Directors. In 2009 the Company made a matching contribution commitment to each eligible participant equal to 15.25% of the first $1,000 of employee contributions, which was paid in 2010 and is a receivable at December 31, 2009. In 2008 the Company made a matching contribution commitment to each eligible participant equal to 14.49% of the first $1,000 of employee contributions, which was paid in 2009. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2009 matching contribution, which was paid in 2010, was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years, except for any loan used to acquire a principal residence for the participant, which can range from 6 to 15 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $1,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) and investments made through self-directed brokerage accounts are reported at fair value based on the quoted market price of the fund or underlying investment which represents the net asset value of the shares held by the fund at year-end. The guaranteed investment account is a separate account consisting of primarily fixed income investments wrapped with insurance contracts. The fixed income investments are valued at their net asset value and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when payable.

Recent Accounting Pronouncements

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”), which establishes the ASC as the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the codification. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan updated its historical GAAP references to comply with the codification for its year ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets and changes therein, since the codification is not intended to change GAAP.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

FASB clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in Income Taxes – Overall of the ASC. The new provisions for accounting for the uncertainty in income taxes prescribe a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. They also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The new provisions of the accounting for the uncertainty in income taxes provided for a deferral of the effective date of implementation for certain enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Plan elected this deferral and, accordingly, has adopted the new provisions as of January 1, 2009. The adoption of the new provisions for accounting for the uncertainty in income taxes did not have a material impact on its net assets and changes therein.

Fair Value Measurements and Disclosures

Fair Value Measurements and Disclosures of the ASC defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures applies to all other ASC topics that require or permit fair value measurements and does not require any new fair value measurements. The provisions of Fair Value Measurements and Disclosures for financial assets and liabilities were effective beginning January 1, 2008. The provisions of Fair Value Measurements and Disclosures for nonfinancial assets and nonfinancial liabilities were effective and adopted as of January 1, 2009.

Subsequent Events

In May 2009, FASB issued an accounting standard to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. The Plan adopted this guidance for its year ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets or changes therein.

The Plan has evaluated subsequent events that occurred after December 31, 2009 through the issuance of this report on June 22, 2010. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

3. Investments

The following table presents the fair value of single investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, which are separately identified with an asterisk (*):

	December 31,
Description of Investment	2009		2008

Fidelity Managed Income Portfolio Fund	$21,242,932	*	$19,389,919	*
PIMCO Total Return Fund	20,214,104	*	17,240,248	*
Vanguard Institutional Index Fund	18,873,076	*	14,604,663	*
Fidelity Capital Appreciation Fund	14,121,922	*	9,908,835	*
Fidelity Diversified International Fund	13,559,953		9,517,752	*
Whole Foods Market Stock Fund	28,234,642	*	9,203,528	*
Fidelity Freedom 2045	14,077,935	*	6,052,951
Participant loans	11,436,683		9,722,086	*

During 2009, the Plan’s investments appreciated in fair value by $62,471,519 as follows:

Mutual funds	$44,999,335
Common stock fund	17,472,184

$62,471,519

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

4. Fair Value Measurements

The requirements of Fair Value Measurements and Disclosures of the ASC apply to all financial instruments (as of December 31, 2009 and 2008) and all nonfinancial assets and nonfinancial liabilities (as of December 31, 2009) that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value Measurements and Disclosures also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

4. Fair Value Measurements (continued)

The Plan’s investments, measured at fair value by the three levels described on the previous page, are as follows:

	Total Fair Value Measurement at December 31, 2009	Level 1	Level 2	Level 3

Assets:
Mutual funds	$214,941,712	$214,941,712	$—	$—
Fidelity Brokerage Link self-directed brokerage fund	1,982,822	1,982,822	—	—
Fidelity Managed Income Portfolio Fund	21,242,932	—	21,242,932	—
Whole Foods Market Stock Fund	28,234,642	28,234,642	—	—
Participant loans	11,436,683	—	—	11,436,683

	$277,838,791	$245,159,176	$21,242,932	$11,436,683

	Total Fair Value Measurement at December 31, 2008	Level 1	Level 2	Level 3

Assets:
Mutual funds	$133,077,662	$133,077,662	$—	$—
Fidelity Brokerage Link self-directed brokerage fund	1,485,674	1,485,674	—	—
Fidelity Managed Income Portfolio Fund	19,389,919	—	19,389,919	—
Whole Foods Market Stock Fund	9,203,528	9,203,528	—	—
Participant loans	9,722,086	—	—	9,722,086

	$172,878,869	$143,766,864	$19,389,919	$9,722,086

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008:

	Participant Loans
	Years Ended December 31,
	2009	2008

Beginning fair value	$9,722,086	$8,243,191

Sales, issuances, maturities, settlements, calls - net	1,714,597	1,478,895

Ending fair value	$11,436,683	$9,722,086

Mutual Funds

These investments are investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Fidelity Brokerage Link Self-Directed Brokerage Fund

The underlying investments, which consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

Fidelity Managed Income Portfolio Fund

This consists of primarily fixed income investments wrapped with insurance contracts and is valued using NAV provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

4. Fair Value Measurements (continued)

Whole Foods Market Stock Fund

Whole Foods Market Stock Fund is a fund that pools participants’ money to buy shares of common stock of Whole Foods Market, Inc. as well as a targeted amount of short-term liquid investments for daily trading. Participants’ ownership is measured in units of the fund instead of shares of stock. Whole Foods Market, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term liquid investments are valued at cost, which approximates fair value. The fund is classified within Level 1 of the valuation hierarchy.

Participant Loans

Loans to plan participants are valued at cost, plus accrued interest, which approximates fair value, and are classified within Level 3 of the valuation hierarchy. No significant gains or losses have been experienced on these instruments during the year.

5. Guaranteed Investment Account

The Plan offers as an investment option a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

5. Guaranteed Investment Account (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield and crediting interest rates were approximately 1.20% for 2009 and 3.04% for 2008. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management and other services amounted to $2,073,532 for the year ended December 31, 2009.

7. Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 30, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$282,328,556	$177,449,311

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(395,016)	(1,045,931)

Net assets available for benefits per Form 5500	$281,933,540	$176,403,380

Whole Foods Market Growing Your Future 401 (k) Plan

Notes to Financial Statements—(Continued)

10. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2009 to Form 5500:

Net increase in net assets available for benefits per financial statements	$104,879,245
Plus:
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,045,931
Less:
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(395,016)

Net income per Form 5500	$105,530,160

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Whole Foods Market, Inc.*	Whole Foods Market Stock Fund		$28,234,642

	Fidelity*	Managed Income Portfolio Fund		21,637,948

	PIMCO	Total Return Fund		20,214,104

	Vanguard	Institutional Index Fund		18,873,076

	Fidelity*	Capital Appreciation Fund		14,121,922

	Fidelity*	Freedom 2045 Fund		14,077,936

	Fidelity*	Diversified International Fund		13,559,953

	Fidelity*	Freedom 2050 Fund		12,954,760

	Fidelity*	Freedom 2030 Fund		12,697,879

	Fidelity*	Freedom 2040 Fund		12,557,449

	Fidelity*	Contrafund		12,256,528

	Vanguard	Explorer Fund Admiral Shares Fund		11,348,608

	Fidelity*	Freedom 2020 Fund		10,702,454

*	Party-in-interest

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2009

(Continued)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Fidelity*	Freedom 2035 Fund		$9,711,505

	Fidelity*	Freedom 2025 Fund		8,467,283

	Fidelity*	Capital and Income Fund		7,182,291

	T. Rowe Price	Equity Income Fund		6,648,154

	Fidelity*	Freedom 2010 Fund		6,145,390

	Winslow	Green Growth Institutional Fund		6,044,638

	Fidelity*	Freedom 2015 Fund		4,665,057

	American Funds	New Perspective Fund Class R5		4,320,386

	Spartan	Extended Market Index		3,766,826

	American Beacon	Small Cap Value Fund		2,793,775

	Fidelity*	Brokerage Link Fund		1,982,822

	Fidelity*	Freedom Income Fund		844,057

	Fidelity*	Freedom 2005 Fund		633,581

	Vanguard	Inflation-Protected Securities Fund		291,202

*	Party-in-interest

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2009

(Continued)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Fidelity*	Retirement Government Money Market Fund		$62,853

	Fidelity*	Freedom 2000 Fund		45

	—	Participant loans (various interest rates ranging from 4.25% to 10.50%)		11,436,683

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 28, 2010	By:	/S/ MARK EHRNSTEIN
Mark Ehrnstein
Global Vice President – Team Member Services
Whole Foods Market, Inc.